UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Immunocore Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share

(Title of Class of Securities)

45258D105**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the Issuer’s American Depositary Shares ("ADSs"). Each one ADS represents one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

Schedule 13G	Page 2 of 7

CUSIP No. 45258D105

1.	Name of Reporting Person: Ian Michael Laing

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,358,650

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,358,650

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,358,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9): 5.4%*

* The percent of the class reported is based on 43,841,931 Ordinary Shares of the Issuer outstanding as of September 30, 2021, as set forth in the Issuer’s Form 6-K, filed on November 10, 2021.

12.	Type of Reporting Person (See Instructions): IN

Schedule 13G	Page 3 of 7

CUSIP No. 45258D105

1.	Name of Reporting Person: Caroline Elizabeth Laing

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☒

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 2,358,650

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 2,358,650

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,358,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.

Percent of Class Represented by Amount in Row (9): 5.4%*

* The percent of the class reported is based on 43,841,931 Ordinary Shares of the Issuer outstanding as of September 30, 2021, as set forth in the Issuer’s Form 6-K, filed on November 10, 2021.

12.	Type of Reporting Person (See Instructions): IN

Schedule 13G	Page 4 of 7

Item 1. (a)	Name of Issuer: Immunocore Holdings plc

Item 1. (b)	Address of Issuer's Principal Executive Offices: 92 Park Drive, Milton Park Abingdon, Oxfordshire OX14 4RY United Kingdom

Item 2. (a)	Names of Persons Filing: 1. Ian Michael Laing 2. Caroline Elizabeth Laing

Item 2. (b)	Address of Principal Business Office or, if none, Residence: 4 Charlbury Road Oxford OX2 6UT United Kingdom

Item 2. (c)	Citizenship: Ian Michael Laing and Caroline Elizabeth Laing are citizens of the United Kingdom.

Item 2. (d)	Title of Class of Securities: Ordinary Shares, nominal value £0.002 per share

Item 2. (e)	CUSIP Number: 45258D105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Item 4. (a)

Amount Beneficially Owned:

Ian Michael Laing and Caroline Elizabeth Laing may be deemed to beneficially own, in the aggregate, 2,358,650 Ordinary Shares, nominal value £0.002 per share (the "Shares"), of which 1,915,140 Ordinary Shares are held by Ian Michael Laing and 443,510 Ordinary Shares are held by Caroline Elizabeth Laing.

Item 4. (b)

Percent of Class:

The Shares represent approximately 5.4% of the Issuer's Ordinary Shares outstanding, based on 43,841,931 Ordinary Shares of the Issuer outstanding as of September 30, 2021, as set forth in the Issuer’s Form 6-K, filed on November 10, 2021.

Item 4. (c)

Number of shares as to which such person has:

Ian Michael Laing and Caroline Elizabeth Laing each have shared voting power and shared dispositive power in respect of 2,358,650 Ordinary Shares representing 5.4% of the Issuer's Ordinary Shares outstanding. Ian Michael Laing and Caroline Elizabeth Laing are husband and wife, and may be deemed to beneficially own the Ordinary Shares beneficially owned by the other person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Schedule 13G	Page 5 of 7

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

IAN MICHAEL LAING

By:	/s/ Ian Michael Laing
Name:	Ian Michael Laing

CAROLINE ELIZABETH LAING

By:	/s/ Caroline Elizabeth Laing
Name:	Caroline Elizabeth Laing

Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Joint Filing Agreement, dated February 18, 2022, entered into by Ian Michael Laing and Caroline Elizabeth Laing.